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                              April 20, 2021

       Virgil Enriquez
       Chief Executive Officer
       Drax, Industries Inc.
       3125 Scott Street
       Vista, CA 92081

                                                        Re: Drax Industries
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 6, 2021
                                                            File No. 333-253043

       Dear Mr. Enriquez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 3

   1. In response to prior comment 5, you state that you have no affiliation with Cool Box, a
                                                        Canadian company, which
appears to produce a substantially similar product that you are offering. Please state
clearly in the prospectus that you have no affiliation with Cool Box, the Canadian company.
Clarify that you do not source your products from Cool Box in
                                                        Canada.
       Interest of Management and Others in Certain Transactions, page 38

   2. You state that you have a loan from the company's President, Virgil Enrique, for $10,500 and a line of credit
from an investor for $100,000. Please identify the investor and
 Virgil Enriquez
Drax, Industries Inc.
April 20, 2021
Page 2
       disclose the transactions, if applicable, as related party transactions. Discuss the material terms of the loan and line of credit, including interest rate, repayment terms and any fees in connection with the transactions.
5. Exhibits, page II-2

3. Please have your independent public accounting firm clarify in their consent that their report is included within the Form S-1, not incorporated by reference.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameVirgil Enriquez
                                                              Division of
Corporation Finance
Comapany NameDrax, Industries Inc.
                                                              Office of
Technology
April 20, 2021 Page 2
cc:       Mina Tran, Esq.
FirstName LastName